

July 20, 2011

Via Facsimile
Robert J. Cera
President and Chief Executive Officer
Baylake Corp.
217 North Fourth Avenue
Sturgeon Bay, Wisconsin 54235

Re: Baylake Corp.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 1, 2011
File No. 1-16339

Dear Mr. Cera:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2010 and related filings and we have no further comments.

Sincerely,

/s/ Gregory Dundas
for

Michael Clampitt
Senior Counsel